SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________
FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL

COMMISSION FILE NUMBER: 001-33750

MAXCOM TELECOMUNICACIONES,
S.A.B. DE
C.V.
(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)
__________________________

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE
MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes _ No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes _ No x

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A.B DE C.V.
By: /s/ Gonzalo Alarcon
Name: Gonzalo Alarcon
Date: April 7, 2009
Title: General Counsel

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.
GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING
FIRST CALL

Pursuant to clause 38 and other applicable clauses of the By-laws and article 181 and other applicable articles of the General Law of  Business Corporations (Ley General de Sociedades Mercantiles), the shareholders of Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) are hereby called to a General Ordinary Annual Shareholders Meeting to be held on April 24, 2009 at 10:00 a.m. in the Company’s office located at C. Guillermo Gonzalez Camarena No.2000, PH, Col. Centro de Ciudad Santa Fe, in Mexico, Federal District, in which the following issues shall be discussed:

A G E N D A

I.
Presentation, discussion and, shall its be the case, approval of the Board of Directors’ report referred to in article 172, section b) of the General Law of Business Corporations regarding the accounting policies and criteria followed and financial information of the Company of the fiscal year ended on December 31st, 2008, as well as the annual report regarding the operations in which the Board of Directors intervened pursuant to article 28, section IV of the Stock Market Law (Ley del Mercado de Valores).

II.
Presentation, discussion and, shall its be the case, approval of the Audit and Corporate Governance Committee’s report regarding the activities carried out in the fiscal year ended on December 31st, 2008, in terms of article 43 of the Stock Market Law.

III.
Presentation, discussion and, shall its be the case, approval of the General Director’s report elaborated in terms of article 172 of the General Law of Business Corporations and article 44, section XI of the Stock Market Law, regarding the fiscal year ended on December 31st, 2008, as well as the opinion of the Board of Directors to such effect.

IV.
Discussion and approval, shall its be the case, of individual and consolidated Financial Statements of the Company as of December 31st, 2008, including the external auditor’s opinion over the operations and results of the Company, as well as the report regarding the compliance of the fiscal obligations in charge of the Company pursuant to article 86, section XX of the Income Tax Law.

V.
Proposal, discussion and, in its case, the approval of the appointment and/or ratification of the members of the Board of Directors, the Secretary and Alternate Secretary, as well as the members of the several Committees of the Company and their Secretaries and Alternate Secretaries, as well as the determination of their emoluments.

VI.	Resolution in regard to the appointment of the special delegates of the Meeting that shall execute and formalize the resolutions adopted therein.

In accordance with clause 43 of the By-laws of the Company and articles 128 and 129 of the General Law of Business Corporations, 290 of the Stock Market Law, and others applicable, only the persons registered as shareholders in the Shareholders Registry Book, as well as such persons that submit the securities certificates issued by a securities depositary, supplemented by the list of the owners of such securities prepared by depositors to such effect, will be entitled to attend or be represented at the Meeting, subject to the applicable provisions of the Stock Market Law. Shareholders are entitled to attend the Meeting personally or represented by proxy, subject to the provisions of the By-laws. With respect to proxies, the shareholders may be represented at the Meeting by such person(s) appointed by means of a proxy letter or a general or special power of attorney granted in accordance with applicable laws or the form referred to in article 49, section III of the Stock Market Law, which are available pursuant to the Stock Market Law. Consequently, the shareholders must present the corresponding admission card, which needs to be requested no later than the day immediately preceding the date of the Meeting, in the office of the Secretary of the Company located at Guillermo González Camarena No. 2000, Colonia Centro de Ciudad Santa Fe, México, D.F., C.P. 01210, to which effect, they shall deposit at the office of the Secretary the share certificates that represent the corresponding shares or the deposit certificates issued in connection with said shares by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, a domestic or foreign bank or any authorized brokerage firm. In order to obtain the aforementioned admission card, depositors of S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, shall enclose the lists evidencing the names of the shareholders to the certificates issued by said institution. Said admission cards and forms may be requested at the aforementioned office of the Secretary of the Company, as of the date the release of this call of meeting up to the day immediately preceding the date of the Meeting, on business days and during working hours. Furthermore, in accordance with article 49, section I, of the Stock Market Law and clause 43 of the By-laws, the information referred to in the Agenda shall be available to the shareholders or their representatives at the same address referred to above, at least fifteen calendar days prior to the date of the Meeting.
México, D.F., April 6, 2009

/S/ Eduardo Vázquez Arroyo C. Chairman of the Board of Directors	/S/ Gonzalo Alarcón I. Secretary of the Board of Directors